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                                        World Headquarters
                                        2201 Seal Beach Boulevard
                                        Seal Beach, California 90740-8250
                                        USA
[Rockwell Logo]                         1-310-797-5819
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                                        News

                Contact:        Mary Lou Kromer
                                (310) 797-5819

                                Bill Blanning
                                (310) 797-5819

ROCKWELL SUCCESSFULLY COMPLETES CASH TENDER OFFER FOR
RELIANCE ELECTRIC

SEAL BEACH, Calif. (December 7, 1994) -- Rockwell International Corporation (NYSE:ROK) announced today that it has successfully completed its cash tender offer for Reliance Electric (NYSE:REE), clearing the way for a combined enterprise that will enhance Rockwell's position as a world leader in the automation business.

        Rockwell's cash offer for all outstanding shares of Common Stock of Reliance expired, as scheduled, at 12:00 midnight, New York City time, on Tuesday, December 6, 1994. Rockwell has accepted for purchase all shares validly tendered and not properly withdrawn prior to expiration of the offer.

        "The combination of these two top-flight organizations -- Rockwell's Allen-Bradley factory automation business and Reliance -- puts us squarely in the position of being a first-tier global industrial automation player," said Donald R. Beall, Rockwell's chairman and chief executive officer. "We're extremely excited by the opportunity to combine two businesses considered world leaders in factory controls and electric motors and drives into a single entity providing our customers an extensive range of automation products and services.

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        "The acquisition also increases our commercial and international sales, which comprise 70% of our total sales."
        Beall added: "The Reliance acquisition furthers the change in composition of Rockwell and fits perfectly into our long-term corporate strategy to enhance our position as a high technology leader in global growth markets. With the addition of Reliance, the share of our annual company sales coming from Rockwell's electronic businesses will exceed 55 percent."
        Rockwell reported that, based on preliminary information, as of the expiration of the offer approximately 31,639,261 shares of Reliance Class A Common Stock and 146,304 shares of Reliance Class B Common Stock were tendered (including approximately 1,414,546 shares of Reliance Class A Common Stock subject to guarantee of delivery) and accepted for payment at a price of $31 per share. No shares of Reliance Class C Common Stock were tendered.
        The acceptance of these shares in the tender offer results in Rockwell's ownership of approximately 63% of Reliance's outstanding Common
Stock on a fully diluted basis and approximately 89% of the outstanding voting stock of Reliance.
        Rockwell intends to complete a merger of its subsidiary and Reliance as soon as practicable. In the merger, each Reliance share not previously purchased in the tender offer will be converted into the right to receive $31 in
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cash, in the case of Class A Common Stock and Class B Common Stock, and $83.948
in cash, in the case of Class C Common Stock.
        Rockwell is a diversified, high-technology company with leadership market poitions in automation, avionics, aerospace, defense electronics, telecommunications, automotive components and graphic systems, with annual worldwide sales of approximately $12.6 billion including Reliance.
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